Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces First Quarter 2016 Financial Results

Raises Full Year Financial Forecast

1Q16 Contract Sales Up 51.2% YoY to US$279.6 Million

1Q16 Total GFA Sales Up 82.7% YoY to 206,600 Square Meters

1Q16 Net Income Up 53.3% YoY to US$6.9 Million

BEIJING, China, May 10, 2016 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

•	Total first quarter revenue increased 41.2% to US$235.4 million from US$166.7 million in the first quarter of 2015.

•	Contract sales increased 51.2% to US$279.6 million from US$184.9 million in the first quarter of 2015.

•	Total gross floor area (“GFA”) sales increased 82.7% to 206,600 square meters from 113,100 square meters sold in the first quarter of 2015.

•	Selling, General and Administrative (“SG&A”) expenses as a percent of total revenue decreased to 13.4% from 16.6% in the first quarter of 2015.

•	Net income was US$6.9 million, compared to US$4.5 million in the first quarter of 2015.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.09, compared to US$0.06 in the first quarter of 2015.

•	The Company repurchased 3,634,240 ADSs at a total cost of approximately US$14.2 million in the first quarter of 2016.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “We are very pleased to report another strong quarter as contract sales and net income increased significantly, up 51.2% year-over-year to US$279.6 million and up 53.3% to US$6.9 million, respectively. Our unit sales activity in the first quarter continued to benefit from favorable local and national government policies, including easing monetary policy and lower down payment requirements.

We are also pleased to further expand our presence in China and in overseas markets. In China, we acquired three land parcels in Beijing, Kunshan and Zhengzhou, respectively. These are markets that have favorable economic and population growth trends and where we have an existing presence and good track record of performance. While we continued to make good progress with our New York-based Oosten project, we added another well-located residential project in midtown Manhattan. We believe these new projects will help contribute to our future growth.

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On the financing front, the Company’s wholly-own subsidiary, Xinyuan (China) Real Estate, Ltd., completed the issue of its onshore corporate bonds in China during the first quarter, representing a total principal amount of RMB2.2 billion. These onshore bonds provide financing to Xinyuan at more favorable coupon rates than the past, reduce overall financing costs as well as our exposure to foreign currency risk. The Company also repurchased a total of 3,634,240 ADSs at a total cost of approximately US$14.2 million in the first quarter.

Finally, we continued to be active with our cash dividend and repurchase programs, as we remain committed to delivering value to our shareholders and expect to continue to pay quarterly cash dividends the remainder of this year.”

First Quarter 2016 Financial Results

Contract Sales

Contract sales totaled US$279.6 million in the first quarter compared to US$184.9 million in the first quarter of 2015. The Company’s GFA sales were 206,600 square meters in the first quarter of 2016 compared to 113,100 square meters in the first quarter of 2015. The average selling price ("ASP") per square meter sold was RMB8,839 (US$1,354) in the first quarter of 2016 compared to RMB10,031 (US$1,634) in the first quarter of 2015.

Breakdown of GFA Sales and ASPs by Project

Project	Q1 2015		Q4 2015		Q1 2016		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
	(m2 000)	(RMB)	(m2 000)	(RMB)	(m2 000)	(RMB)	(m2 000)
Zhengzhou Xin City	5.5	13,995	0.8	12,908	0.1	4,393	4.8
Zhengzhou Thriving Family	8.3	6,961	0.1	6,054	0.2	6,169	16.2
Xingyang Splendid I	5.0	5,052	12.2	5,050	0.5	5,249	43.7
Xingyang Splendid II	0.1	11,688	4.4	4,983	0.9	5,599	128.8
Kunshan Royal Palace	14.3	8,672	34.5	9,465	24.6	11,096	55.9
Suzhou Lake Royal Palace	9.9	8,207	28.7	13,482	15.2	16,718	39.9
Jinan Xinyuan Splendid	6.8	10,284	1.8	8,122	0.7	10,498	10.6
Jinan Royal Palace	12.2	6,235	44.1	6,270	13.3	5,985	292.4
Xuzhou Colorful City	3.9	9,008	2.5	10,307	2.0	11,256	60.6
Beijing Xindo Park	12.2	22,934	31.6	12,674	-	-	13.5
Chengdu Thriving Family	9.0	5,607	17.3	5,146	10.6	5,292	136.3
Changsha Xinyuan Splendid	7.4	5,165	33.1	5,421	24.6	5,486	144.6
Sanya Yazhou Bay No.1	2.0	13,404	1.7	10,915	-	-	110.4
Xi’an Metropolitan	9.5	6,268	42.8	6,305	25.9	6,407	148.5
Shanghai Royal Palace	5.5	20,889	8.5	21,913	5.2	24,649	28.2
Zhengzhou Xindo Park	-	-	16.9	7,871	2.0	7,504	110.5
Jinan Xin Central	-	-	16.4	10,547	12.6	9,089	114.9
Henan Xin Central I	-	-	52.0	7,621	26.2	7,730	158.9
Zhengzhou Fancy City I	-	-	57.6	7,981	29.6	8,239	79.5
Tianjin Spring Royal Palace	-	-	14.0	8,599	12.8	9,032	247.4
Others	1.5	-	-0.1	-	-0.4	-	4.9
Total	113.1	10,031	420.9	8,493	206.6	8,839	1,950.5

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Revenue

In the first quarter of 2016, the Company’s total revenue increased 41.2% to US$235.4 million from US$166.7 million in the first quarter of 2015.

Gross Profit

Gross profit for the first quarter of 2016 was US$48.9 million, or 20.8% of revenue, compared to a gross profit of US$48.0 million, or 28.8% of revenue, in the first quarter of 2015.

Selling, General and Administrative Expenses

SG&A expenses were US$31.5 million for the first quarter of 2016 compared to US$27.7 million for the first quarter of 2015. As a percentage of total revenue, SG&A expenses were 13.4% compared to 16.6% in the first quarter of 2015.

Net Income

Net income for the first quarter of 2016 was US$6.9 million compared to US$4.5 million for the first quarter of 2015. Net margin was 2.9%, compared to 2.7% in the first quarter of 2015. Diluted earnings per ADS were US$0.09, compared to US$0.06 per ADS in the first quarter of 2015.

Balance Sheet

As of March 31, 2016, the Company’s cash and cash equivalents (including restricted cash) increased to US$1,028.6 million from US$750.7 million as of December 31, 2015. Total debt outstanding was US$2,149.6 million, an increase of US$421.2 million, compared to US$1,728.4 million at the end of the fourth quarter of 2015. The balance of the Company’s real estate property under development at the end of the first quarter of 2016 was US$2,042.7 million, compared to US$1,887.3 million at the end of the fourth quarter of 2015.

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the first quarter of 2016.

Project	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
	Total Active Project	Sold to date	Total Active Project	Sales to date	% Sold

Zhengzhou Xin City	211.1	206.3	362.2	329.7	91.0%	93.9%
Zhengzhou Thriving Family	131.5	115.3	154.3	127.5	82.6%	83.9%
Xingyang Splendid I	117.3	73.6	85.3	57.6	67.5%	76.1%
Xingyang Splendid II	136.9	8.1	131.9	9.6	7.3%	43.9%
Kunshan Royal Palace	279.9	224.0	475.0	323.7	68.1%	88.2%
Suzhou Lake Royal Palace	169.6	129.7	370.9	218.3	58.9%	93.9%
Jinan Xinyuan Splendid	572.2	561.6	758.3	749.9	98.9%	99.1%
Jinan Royal Palace	452.2	159.8	666.3	154.1	23.1%	58.7%
Xuzhou Colorful City	130.2	69.6	197.8	97.0	49.0%	76.4%
Beijing Xindo Park	132.9	119.4	459.9	368.7	80.2%	97.5%
Chengdu Thriving Family	211.4	75.1	346.0	62.2	18.0%	83.6%
Changsha Xinyuan Splendid	252.7	108.1	341.6	90.7	26.6%	72.1%
Sanya Yazhou Bay No.1	122.0	11.6	292.2	24.3	8.3%	65.1%
Xi’an Metropolitan	296.6	148.1	468.1	143.9	30.7%	63.0%
Shanghai Royal Palace	57.8	29.6	284.1	99.8	35.1%	96.0%
Zhengzhou Xindo Park	144.4	33.9	194.6	44.7	23.0%	50.8%
Jinan Xin Central	194.7	79.8	369.3	115.5	31.3%	58.4%
Henan Xin Central I	262.4	103.5	360.5	120.8	33.5%	52.0%
Zhengzhou Fancy City I	166.7	87.2	234.5	107.7	45.9%	45.9%
Tianjin Spring Royal Palace	274.3	26.9	399.4	36.2	9.1%	27.9%
Others remaining GFA	4.9	-	-	-	-	-
Total active projects	4,321.7	2,371.2	6,952.2	3,281.9	47.2%	73.9%

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As of March 31, 2016, the Company’s total sellable GFA was approximately 2,662,500 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA (m2 000)	Pre sales Scheduled

Henan Xin Central II	108.9	Q3 2016
Xingyang Splendid III	37.4	Q4 2016
Zhengzhou Fancy City II	203.0	Q2 2016
Zhengzhou Shilipu project	362.7	Q3 2016
Total projects under planning	712.0
Total active projects	1,950.5
Total of all Xinyuan projects in China	2,662.5

In April 2016, the Company acquired two land parcels, located in Tongzhou District, Beijing and Kunshan, Jiangsu province, with a total sellable GFA of approximately 102,302 square meters and 95,000 square meters, respectively.

Real Estate Project Update in the U.S.

During the first quarter of 2016, the Company continued to make good progress on its Oosten project based in Brooklyn, New York. As of the end of the first quarter, the Company had pre-sold approximately 69% of its total units. In addition, the Company successfully completed a new land acquisition in New York located in midtown Manhattan during the first quarter of 2016.

Business Outlook

For the full year 2016, based on first quarter results, the Company raises its previously announced financial forecast, now expecting full year contract sales to grow between 15% and 20% and net income to grow between 20% and 25% compared to 2015.

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Conference Call Information

The Company will hold a conference call at 8:00 am ET on May 10, 2016 to discuss first quarter 2016 results. Listeners may access the call by dialing:

US: 1-888-802-2239
International: 1-913-312-0682

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through May 17, 2016 by dialing:

US: 1-877-870-5176
International: 1-858-384-5517
Access code: 7390480

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2015. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

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Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Ms. May Shen
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2016	2015	2015
	(unaudited)	(unaudited)	(unaudited)

Total revenue	235,384	413,586	166,718

Total costs of revenue	(186,490)	(332,188)	(118,737)
Gross profit	48,894	81,398	47,981

Selling and distribution expenses	(8,121)	(20,316)	(7,267)
General and administrative expenses	(23,408)	(34,863)	(20,398)

Operating income	17,365	26,219	20,316

Interest income	8,471	6,260	5,448
Interest expense	(5,000)	(5,310)	(5,459)
Net realized gain /(loss) on short-term investments	109	(239)	117
Unrealized gain on short-term investments	920	13	22
Other income	7	1,258	4,758
Exchange gains	54	140	26
Share of gain/(loss) of an equity investee	42	783	(88)

Income from operations before income taxes	21,968	29,124	25,140

Income taxes	(15,073)	(10,009)	(20,632)

Net income	6,895	19,115	4,508
Net loss/(income) attributable to non-controlling interest	(776)	1	(15)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	6,119	19,116	4,493

Earnings per ADS:
Basic	0.09	0.27	0.06
Diluted	0.09	0.26	0.06
ADS used in computation:
Basic	68,613	70,126	73,513
Diluted	71,345	72,838	73,579

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,
	2016	2015
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	454,313	387,528
Restricted cash	574,295	363,137
Short-term investment	13,041	1,245
Accounts receivable	41,501	42,040
Other receivables	146,732	147,652
Deposits for land use rights	46,431	46,199
Other deposits and prepayments	186,920	254,048
Advances to suppliers	55,383	50,534
Real estate property development completed	30,314	24,077
Real estate property under development	2,042,690	1,887,322
Amounts due from related parties	21,470	58,630
Amounts due from employees	1,804	351
Other current assets	238	201

Total current assets	3,615,132	3,262,964

Real estate properties held for lease, net	71,251	71,133
Property and equipment, net	38,633	39,323
Other long-term investment	31,340	31,108
Investment in joint venture	7,639	6,125
Deferred tax assets	28,505	15,489
Deposits for land use rights	153,269	107,798
Other assets	15,534	14,943

TOTAL ASSETS	3,961,303	3,548,883

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,
	2016	2015
	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	441,164	471,176
Short-term bank loans and other debt	308,897	222,226
Customer deposits	57,021	64,452
Income tax payable	96,010	106,034
Deferred tax liabilities	72,995	57,692
Other payables and accrued liabilities	139,703	106,127
Payroll and welfare payable	7,333	22,966
Current portion of long-term bank loans and other debt	851,524	594,834
Current maturities of capital lease obligations	3,081	3,066
Mandatorily redeemable non-controlling interests	2,786	2,310

Total current liabilities	1,980,514	1,650,883

Non- current liabilities
Long-term bank loans	73,516	13,860
Other long term debt	915,684	897,504
Deferred tax liabilities	17,817	13,500
Unrecognized tax benefits	17,976	17,842
Capital lease obligations, net of current maturities	17,484	18,111
Mandatorily redeemable non-controlling interests	1,238	1,232
TOTAL LIABILITIES	3,024,229	2,612,932

Shareholders’ equity
Common shares	16	16
Treasury shares	(38,216)	(24,046)
Additional paid-in capital	533,881	531,233
Statutory reserves	79,927	80,050
Retained earnings	320,374	317,765
Accumulated other comprehensive income	38,456	30,952
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	934,438	935,970
Non-controlling interest	2,636	(19)
Total equity	937,074	935,951
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,961,303	3,548,883

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